Form G-FIN

Rec'd 2/26/06

06008576

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-374

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

1. Check appropriate regulatory agency (ARA):

A. ☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☑ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☑ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☑ Amendment

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

4. A. Full name of the financial institution:

Central Trust Bank

B. Address of principal office of financial institution:

238 Madison Street, Jefferson City, Mo 65101

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Ginni Weavers	Holding Company Brokerage Coordinator	573-634-1276

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☑ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Please see attached list.

8 6-12

aB
KH 6/1/06

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Perdue	Don	R.	Executive Vice President
Sandison	~~Pgt~~. Phylos	J.H.	Vice President/Manager Fix Income Trа
Weavers	Ginni	L.	Holding Company Brokerage Coordinat

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☑ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Ginni	L.	Weavers	Holding Company Brokerage Coordinator

Ginni Weavers
Manual Signature

1-20-06
Date

Branch Office Roster

Registered Branch Locations

Bank No.	Broker	Bank	Street	City	State	Zip
1	Jerry Ballard & Bill Graves	Central Bank	500 Madison	Jefferson City	MO	65101
1	Jerry Ballard	Central Bank	410 Market Street	Fulton	MO	65251
1	Linda Jansen	Central Bank	238 Madison	Jefferson City	MO	65101
1	Jeff B oessen	Central Bank	3533 Country Club Drive	Jefferson City	MO	65101
1	Jeff B oessen	Central Bank	329 South Oak	California	MO	65018
1	Bob Sochinski	Central Bank	111 E. Miller St	Jefferson City	MO	65101
2	Dave Webb	Jefferson Bank	700 Southwest Blvd.	Jefferson City	MO	65109
2	Brad Binkley	Jefferson Bank	1910 Southwest Blvd.	Jefferson City	MO	65109
10	Dave Clemenson	Ozark Mtn Bank	400 S. Business 65 Highway	Branson	MO	65616
11	Dan Kuhn	Central Bank of Lake of the Ozarks	3848 Highway 54	Osage Beach	MO	65065
11	Patrick Madigan	Central Bank of Lake of the Ozarks	6011 Highway 54	Osage Beach	MO	65065
11	Brent Murphree	Central Bank of Lake of the Ozarks	140 E. Highway 54	Camdenton	MO	65020
11	Chalee Crouch	Central Bank of Lake of the Ozarks	603 East North Street	Eldon	MO	65026
14	Bob Dempski	First National Bank of Missouri	609 N. 291 Highway, P.O. Box 1400	Lee's Summit	MO	64086
15	Chris Klinginsmith	Third National Bank	301 W. Broadway, P.O. Box 351	Sedalia	MO	65301
16	Jo Crumpacker, Marhsa Fifer & Steve Green	Boone County National Bank	720 E. Broadway, P.O. Box 678	Columbia	MO	65201
20	Brad Wastler	First National Bank of St. Louis	7707 Forsyth Blvd.	St. Louis	MO	63105
20	Mike Baebler	First National Bank of St. Louis	12230 Manchester Rd.	Des Peres	MO	63131
22	Beth Huff	City Bank	Fifth & Coates, P.O. Box 160	Moberly	MO	65270
24	Becky Stansberry	First National Bank of Audrain Co.	203 E. Liberty, P.O. Box 98	Mexico	MO	65265
27	Jeff Werner	Empire Bank	1800 S. Glenstone, P.O. Box 3397	Springfield	MO	65808
39	Mary Nussbaum	First Central Bank	401 North Maguire	Warrensburg	MO	64093
29	Meg Otterstrom	First Community Bank	4880 S. Lewis	Tulsa	OK	74105